October 8, 2015

VIA EDGAR

To:	Kevin Kuhar
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.W.
Washington, D.C. 20549

Re:	SuperCom Ltd. (the “Company”)
Form 20-F for the Fiscal Year ended December 31, 2014 (the “Filing”)
Filed April 13, 2015
File No. 001-33668

Dear Mr. Kuhar,

We have received and reviewed the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated September 30, 2015 relating to the above referenced filing, and provide the following responses. For your convenience, the comments of the Staff have been restated below in their entirety in bold, with the response to each comment immediately under the respective comment.

Cover Page

1.	Please provide us with your analysis and calculations underlying your determination that you qualify as a non-accelerated filer.

We agree with the Staff that the Company was an accelerated filer as of the end of the fiscal year, in accordance with the definition of accelerated filer under the Securities Exchange Act of 1934, as amended. Our selection of the box corresponding with non-accelerated filers on the cover page of the Filing was a typographical error, and we will select the box that corresponds with accelerated filers in future filings.

Item 5. Operating and Financial Review and Prospects, page 24

2.	Please revise future filings to clarify the reasons underlying the changes you disclose, and quantify the amounts attributable to each change. For example, you refer here and pages 25 and 30 to generating revenues, including changes to revenue, from deployments under contracts with new customers and relationships acquired via the SmartID acquisition. However, it is unclear from your disclosure the amount of change attributable to new customers, the number of new customers, and the amount attributable to the relations you acquired. Also, while we note the disclosure that the increase is “mainly” due to new projects, it is unclear how much of the change relates to the partial deployment to which you refer and how much deployment remains on those projects.

We understand the Staff’s comment and will revised our future filings accordingly to clarify the reasons underlying the changes in our disclosures and quantify the amounts attributable to each of the changes.

Gross Profit, page 26

3.	We note the disclosure that the decrease in gross margin is attributable to a change in your mix of revenues. Please revise future filings to clarify how your mix of revenues changed such that gross margin was impacted. For example, similar to the discussion during management’s fourth quarter earnings call, describe the proportion of revenues generated from new contract deployment and the proportion of revenues categorized recurring, such as consumables, maintenance and licenses, and the impact that proportion had on gross margin.

We understand the Staff’s comment and will revise our future fillings accordingly to clarify the factors that influence the changes in our gross margin.

Item 15. Controls and Procedures, page 54

4.	We note from page F-3 that your independent registered public accounting firm opined that you maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. However, in this report you indicate your management utilized the COSO Internal Control-Integrated Framework (2013) to perform its assessment.

•	Clarify for us which version of the COSO Integrated Framework was used to assess the effectiveness of your internal control over financial reporting as of December 31, 2014.

•	Please have your auditor explain why it would be appropriate to use a different version of the COSO integrated framework in performing its audit. Please refer to paragraph 5 of PCAOB Auditing Standard No. 5.

We noted the Staff’s comment and advise the Staff that in Item 15 we inadvertently referred to Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission rather than Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have assessed effectiveness of our internal controls over financial reporting using on Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, consistent with the way presented in our auditor’s opinion. In future filing we will amend Item 15 to refer to the COSO (1992) until that time where we utilize COSO (2013).

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding intiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss any questions or comments you might have regarding the responses set forth herein. Please do not hesitate to call the undersigned at +972-9-8890850.

Very Truly Yours,

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi Title: Chief Executive Officer